                       SECURITIES AND EXCHANGE COMISSION
                            Washington, D.C.  20549

                                  FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                    for the fiscal year ended June 30, 1996

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  for the transition period from        to

                        Commission File Number:  1-5318

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            KENNAMETAL THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Kennametal Inc.
                    Route 981 at Westmoreland County Airport
                                 P.O. Box 231
                         Latrobe, Pennsylvania  15650

                                KENNAMETAL INC.
                                 THRIFT PLAN
                                  I N D E X
                                  ---------


Report of Independent Public Accountants

Financial Statements:
  Statements of Net Assets Available for Plan Benefits as of
    June 30, 1996 and 1995

  Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 30, 1996 and 1995

  Notes to Financial Statements

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for Investment Purposes as of
    June 30, 1996

  Item 27d - Schedule of Reportable Transactions for the year ended
    June 30, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Board of Directors, Kennametal Inc.:
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of Kennametal Inc. Thrift Plan (the Plan) as of June 30, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ ARTHUR ANDERSEN LLP
                                       -----------------------
                                           Arthur Andersen LLP

Pittsburgh, Pennsylvania
December 13, 1996

                          KENNAMETAL INC.
                           THRIFT PLAN
                            (PLAN 002)
        STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                       JUNE 30, 1996 AND 1995


            ASSETS                         1996          1995
            ------                     ------------  ------------

Receivables:
  Employer Contributions               $    291,288  $    326,152
  Participant Contributions                 829,453       884,081
                                       ------------  ------------
  Total Receivables                    $  1,120,741  $  1,210,233
                                       ------------  ------------
General Investments:
  Common/Collective Trusts-Fixed Fund $ 78,721,429 $ 80,016,209 Pooled Separate Accounts -
    Equity & Balanced Funds              54,808,031    35,594,303
                                       ------------  ------------
  Total General Investments            $133,529,460  $115,610,512
                                       ------------  ------------
NET ASSETS                             $134,650,201  $116,820,745
                                       ============  ============

The accompanying notes are an integral part of these statements.

<PAGE<

                         KENNAMETAL INC.
                           THRIFT PLAN
                           (PLAN 002)
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    FOR YEARS ENDED JUNE 30, 1996 AND 1995


                                         1996          1995
                                     ------------  ------------
Contributions:
  Employer                           $  3,770,394  $  3,554,804
  Participant                          10,612,045     9,538,912
                                     ------------  ------------
  Total Contributions                $ 14,382,439  $ 13,093,716
                                     ------------  ------------
Earnings on Investments:
  Net Investment Gain -
    Common/Collective Trusts -
    Fixed Fund                       $  4,678,502  $  4,627,232
  Net Investment Gain-Pooled
    Separate Accounts -
    Equity & Balanced Funds             8,551,079     6,266,039
                                     ------------  ------------
  Total Earnings on Investments      $ 13,229,581  $ 10,893,271
                                     ------------  ------------
Expenses:
  Benefit Payments to Participants ($ 9,620,295)($ 7,810,501) Administrative Expenses:
    Accounting Fees                 (      25,675)(       7,700)
    Contract Administrator Fees     (      78,217)(      77,061)
    Investment Advisory & Mgmt. Fees(     126,650)(     119,259)
                                     ------------  ------------
  Total Administrative Expenses     ($    230,542)($    204,020)
                                     ------------  ------------
Net Change in Plan Assets            $ 17,761,183  $ 15,972,466
                                     ------------  ------------
Transfers to the Plan (ATC/Hertel)   $     68,273  $    711,097

NET ASSETS, BEGINNING OF YEAR        $116,820,745  $100,137,182
                                     ------------  ------------
NET ASSETS, END OF YEAR              $134,650,201  $116,820,745
                                     ============  ============

The accompanying notes are an integral part of these statements.

                                KENNAMETAL INC.
                                  THRIFT PLAN
                                  (PLAN 002)
                         NOTES TO FINANCIAL STATEMENTS
                            JUNE 30, 1996 AND 1995


1.    DESCRIPTION OF PLAN:

      The Thrift Plan (the Plan), a defined contribution employee benefit plan, adopted on January 1, 1977, was established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and subsidiaries and provide a method to supplement their retirement income benefits. Participants could elect a contribution rate from 2% to 6% of their earnings, on an after-tax basis, with such contributions made monthly through payroll deductions. Employer contributions were made each month in an amount equal to 50% of participant contributions for the month.

      On April 1, 1985, the Thrift Plan was changed to provide a vehicle for employee savings with an added 401(k) tax-deferred feature. The Plan was amended to allow participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% - 12% of the employee's base salary. Before-tax contributions were capped at $9,240 for 1995. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the participant's salary. Effective April 27, 1987, the Plan was further amended to provide that investment management, recordkeeping and other administrative fees and expenses of the Plan be paid from assets and income of the Plan.

      During fiscal year ending June 30, 1995, the Company acquired Adaptive Technologies Corporation (ATC). As a result of the acquisition, ATC's 401(k) plan was merged into the Plan during fiscal year ending June 30, 1996.

      All eligible employees are entitled to become active participants of the Plan on the first day of the month coinciding with or following the completion of ten (10) days of service. Currently, participants become fully vested in employer contributions on the third anniversary of their employment date. Forfeitures of employer contributions as a result of withdrawals, terminations, etc., reduce the amount of future contributions required by the employer. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the plan by the participants.

      Distributions to participants due to disability, retirement, or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or purchase of an annuity at the participant's election.


2.    ACCOUNTING POLICIES:

      BASIS OF ACCOUNTING -- The accounts of the Plan are maintained on the accrual basis of accounting. Effective Plan year 1992, expenses are recorded on a cash basis.

      INVESTMENTS -- Investment transactions are recorded on a trade date basis, and revenues are recorded on an accrual basis of accounting.

      Effective January 27, 1992, PRIMCO Capital Management, Inc. was appointed as an investment manager to manage the assets in the Fixed Income Fund of the Retirement Savings Plan and Thrift Plan. Investment contracts placed by PRIMCO represent investment of combined assets for both the Retirement Savings Plan and the Thrift Plan. Individual Plan investment contracts (GICs) made prior to PRIMCO's appointment will remain in effect until the scheduled maturity period. Investments of the Fixed Income Fund consist of traditional investment contracts issued by insurance companies, banks, and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts, PRIMCO Group Trust, and short-term investments.

      A custodial arrangement for the Fixed Income Fund investments of the Retirement Savings Plan and Thrift Plan was established on April 30, 1992. PNC Bank, N.A. (PNC) was appointed as custodian of the custodial arrangement. As custodian, PNC also manages the cash portion of the Plans' Fixed Income Fund.

      The Plan's interest in the assets of the common trust is included in the accompanying Statements of Net Assets Available for Plan Benefits.
Allocations of assets of the common trust to participating plans as of June 30, 1996 and June 30, 1995 are as follows:

                                       1996                      1995
                             -----------------------   -----------------------
                                Amount       Percent      Amount       Percent
                             ------------    -------   ------------    -------
Thrift Plan                  $ 78,721,429    95.89%    $ 80,016,210    96.51%
Retirement Savings Plan         3,373,189     4.11%       2,894,533     3.49%
                             ------------   -------    ------------   -------
Total Assets of Common Trust $ 82,094,618   100.00%    $ 82,910,743   100.00%


      Common trust income allocated to the participating plans for the years ended June 30, 1996 and June 30, 1995 is as follows:

Earnings on Investments - Interest                1996               1995
                                              ------------       ------------
Thrift Plan                                   $  4,678,502       $  4,627,232
Retirement Savings Plan                            186,930            161,863
                                              ------------       ------------
Total Earnings on Investments - Interest      $  4,865,432       $  4,789,095

      Investments of the Equity Fund consist solely of common stocks whereas the Balanced Fund's investments are a combination of stocks, bonds, cash, and convertible securities.

      Investments held in the Equity Fund and Balanced Fund are reflected in the accompanying Statements of Net Assets Available for Plan Benefits at market value. Market value, which is equivalent to current value, is the unit valuation of the investments in commingled funds as reported to the Trustee by the Equitable Life Assurance Society of the United States.

      In September of 1994, the AICPA issued SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans." This statement is effective for financial statements for plan years beginning after December 15, 1994. SOP 94-4 states that fully benefit-responsive investment contracts of defined contribution plans should be accounted for at contract value in the accompanying financial statements. PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The attached schedule certified by PRIMCO Capital Management, Inc. lists the fair value of all these contracts.

      USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

      PLAN TERMINATION -- Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, the accounts of all participants will become fully vested and nonforfeitable.

      RECLASSIFICATIONS -- Certain prior year balances have been reclassified to conform to the current year presentation.


3.    QUALIFICATION OF PLAN:

      The Plan has been determined by the Internal Revenue Service to be qualified under the Internal Revenue Code. The Internal Revenue Service issued a favorable determination on April 23, 1996. Plans which are qualified under regulations of the Internal Revenue Service are not subject to federal income taxes.


4.    KENNAMETAL THRIFT PLAN ADMINISTRATION:

      Kennametal Inc. serves as Trustee of the Plan.

      Benefit Services Corporation, a firm providing defined contribution administration services, serves as recordkeeper for the Plan.

      PRIMCO Capital Management, Inc., serves as the investment manager for the Fixed Income Fund. PNC Bank, N.A. serves as custodian for the Plan.

      The Equitable Life Assurance Society of the United States serves as the investment manager and custodian for the Equity Fund and Balanced Fund. During Fiscal Year 1993, the business of Equitable Capital Management Corporation, a wholly owned subsidiary of Equitable Life, was transferred to Alliance Capital Management L.P., a partially owned indirect subsidiary of Equitable Life.


5.    BENEFIT PAYABLE:

      As of June 30, 1996 and 1995, the Plan was liable for participant benefits due but unpaid in the amount of $2,102,139 and $1,334,981, respectively. Additionally, the Plan has an operating payable of ($56) for 1996. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with generally accepted accounting principles.


6.    Schedule of Assets Held for Investment Purposes:

            (PRIMCO - Statement of Assets and Alliance Capital Asset Summary)

            See attached schedules.


7.    Schedule of Reportable Transactions:

            (Alliance Capital Management Corp. and PNC Bank, N.A.)

            See attached schedules.


8.    Change in Assets Available for Plan Benefits by Investment Fund:

            See attached schedule.

                                         Fair Value of Fixed Fund Investment Contracts

Statement of Supporting Assets        Kennametal Inc. Retirement Savings and Thrift Plans

Jun-30-96
Contract  Contract    Cusip                                                                           Fair Value
 Issuer    Number     Number     Security                    Asset Type    Series-Trnch    Coupon %   Market Value
--------  --------    ------     --------                    ----------    ------------    --------   ------------
Alls(ABS)  31007                 Allstate SA                                                 5.96%     $2,043,194

BASIC      92-426ALP             PRIMCO Grp Tr Alpha Fund                                    6.84      $7,738,913

BASIC      92-472     312913XK7  Federal Home Loan Mtge Co   Mrtg - Res     1434   -D        6.25      $3,303,069

Hanc(ABS)  7562                  Hanc Structured Fin Acct                                    6.15      $4,049,083

Mass(ABS)  10480                 Mass Mutual SA B11                                            NA      $4,869,261

Met (ABS)  13708                 MET SA 118                                                    NA      $6,531,631

NYL (ABS)  20032-18D  34527LAA4  Ford Credit Auto Loan MT    ABS - Auto     92-1   -A        6.88      $  479,709
                      025928AA0  American Express MT         ABS - Card     92-1   -A        6.05         475,333
                      34527LAB2  Ford Credit Auto Loan MT    ABS - Auto     92-2   -A        7.38         474,505
                      55262NAB2  MBNA Master CC Trust        ABS - Card     92-1   -A        7.25         466,884
                      161612AC0  Chase Man Credit Card MT    ABS - Card     92-1   -A        7.40         466,324
                      31945RAJ2  First Chicago MT II         ABS - Card     92-E   -A        6.25         462,445
                      55262NAC0  MBNA Master CC Trust        ABS - Card     92-2   -A        6.20         462,193
                      25466LAW7  Discover Card Trust         ABS - Card     93-A   -A        6.25         461,369
                      25466LAU1  Discover Card Trust         ABS - Card     92-B   -A        6.80         279,170
                      25466LAN7  Discover Card Trust         ABS - Card     91-E   -A        7.30         232,166
                                                                                             ---------------------
Sub-Total                                                                                    6.75       $4,260,098

Peop(ABS)  00028TR-1  31359ABM0  Federal Nat'l Mortgage Co   Mrtg - Res     93-71  -PD       5.50       $3,545,712

Peop(ABS)  00028TR-2  31359BAF4  Federal Nat'l Mortgage Co   Mrtg - Res     93-109 -E        5.50       $1,963,384

Peop(ABS)  00028TR-3  31359BRK5  Federal Nat'l Mortgage Co   Mrtg - Res     93-135 -PC       5.50       $1,474,770

Peop(ABS)  00028TR-4  3133T1GE6  Federal Home Loan Mtge Co   Mrtg - Res     1587   -D        5.50       $2,845,425

Peop(ABS)  00028TR-5  848466AA6  Spiegal Credit Master Trs   ABS - Card     94B    -A        8.15       $1,033,776

Peop(ABS)  00028TR-6  393505FC1  Green Tree Financial        ABS - Mfd Hou  95-1   -A2       7.80       $  924,556

TrLA(ABS)  76543                 PRIMCO Gr Tr GAMMA Fund                                       NA       $5,753,323
                                                                                             -----     -----------
Total                                                                                          NA%     $50,336,194


                                           Fair Value of Fixed Fund Investment Contracts

Statement of GIC Market Values             Kennametal Inc. Retirement Savings and Thrift Plans

Jun-30-96                                                                                           Fair Value
                             Contract              Years to                                 Discnt  Discounted
Issuer                       Number     Maturity   Maturity  Duration  Yield   Book Value    Rate     Value       Gain or (Loss)
--------------------------------------------------------------------------------------------------------------------------------
Security Backed Investments
---------------------------
      Synthetics

Caisse des Depots  (CDC)     220-01     Dec-31-99    3.5       2.03    6.19%   $892,129      6.47%   $ 887,380       $  (4,749)
                                                               ----    -----   --------      -----   ---------       ----------
                                                               2.03    6.19%   $892,129      6.47%   $ 887,380       $  (4,749)

Investment Contracts
-----------------------
Fixed Rate & Fixed Term

Allstate Life Ins. Co.       5505       Sep-03-96    0.18      0.13    4.88%   $1,701,089    5.38%   $1,699,796      $  (1,293)
Canada Life Assurance Co.    45798      Jan-04-99    2.51      2.11    5.36     4,095,535    6.49     4,004,551        (90,985)
John Hancock Mutual Life     6258       Jul-01-97    1.00      0.88    7.34     4,669,798    5.56     4,737,653         67,855
John Hancock Mutual Life     6406       Oct-15-97    1.29      1.29    6.49     1,253,939    5.85     1,263,610          9,671
Metropolitan Life Ins Co     13678      Feb-01-99    2.59      2.47    5.55     5,593,550    6.58     5,459,862       (133,688)
Metropolitan Life Ins Co     13852      Oct-01-99    3.25      3.17    7.55     2,268,327    6.75     2,322,249         53,922
New York Life Ins. Co.       30334      Apr-03-00    3.76      2.87    6.45     3,170,238    6.69     3,150,457        (19,781)
Sun Life Assoc. Canada(US)   S-0892-G   Oct-01-98    2.25      2.09    5.05     4,550,922    6.48     4,424,003       (126,918)
                                                               ----    ----    ----------    ----    ----------      ----------
                                                               1.98    6.02%   $27,303,397   6.30%   $27,062,180     $(241,217)

Total GICs                                                     1.99    6.02%   $28,195,527   6.30%   $27,949,561     $(245,966)


                                                KENNAMETAL THRIFT PLAN
                                             EIN 25- 0900168       PN 002
                            Item 27a   Schedule of Assets Held for Investment Purposes

Statement of Assets             Kennametal Inc. Retirement Savings and Thrift Plans

Jun-30-96
                                Contract             Years to                        Market Value*
Issuer                          Number     Maturity  Maturity   Duration    Yield    Current Value     Percent
--------------------------------------------------------------------------------------------------------------
Security Backed Investments
---------------------------

      PRIMCO Group Trust

Bankers Trust (Del) BASIC       92-426ALP  Sep-30-00   4.25       2.67      6.08%      $ 7,828,936      9.5%
Transamerica Life & Annuity     76543      Nov-15-04   8.38       4.00      6.13         5,830,917      7.1
                                                                  ----      -----      -----------     -----
                                                                  3.24      6.10%      $13,659,853     16.6%

      Separate Account Contracts

Allstate Life Ins. Co.          31007      Feb-18-02   5.64       2.50      5.63%      $ 2,073,033      2.5%
John Hancock Mutual Life        7562       May-01-04   7.84       3.50      7.43         3,965,434      4.8
Mass Mutual Life Ins. Co.       10480      Jul-05-02   6.01       2.79      6.30         4,945,095      6.0
Metropolitan Life Ins Co.       13708      Jan-02-01   4.51       3.00      6.60         6,560,365      8.0
New York Life Ins. Co.          20032-18D  Jun-30-98   2.00       0.99      5.50         4,295,631      5.2
                                                                  ----      -----      -----------     -----
                                                                  2.60      6.37%      $21,839,557     26.6%

      Synthetics

Bankers Trust (Del) BASIC       92-472     Jul-15-97   1.04       0.68      6.20%      $ 3,313,813      4.0%
Caisse des Depots (CDC)         220-01     Dec-31-99   3.50       2.03      6.19           892,129      1.1
Peoples Security Life           00028TR-1  Apr-27-98   1.82       1.35      5.23         3,608,052      4.4
Peoples Security Life           00028TR-2  Sep-25-98   2.24       1.57      5.57         1,995,135      2.4
Peoples Security Life           00028TR-3  May-26-98   1.90       1.47      5.27         1,502,664      1.8
Peoples Security Life           00028TR-4  Sep-15-98   2.21       1.70      5.26         2,911,102      3.5
Peoples Security Life           00028TR-5  Jun-15-00   3.96       3.06      7.80         1,013,987      1.2
Peoples Security Life           00028TR-6  Feb-16-99   2.63       1.22      7.87           913,602      1.1
                                                                  ----      -----      -----------     -----
                                                                  1.45      5.84%      $16,150,484     19.7%
                                                                  ----      -----      -----------     -----
Sub-Total                                                         2.41      6.14%      $51,649,894     62.9%

      Investment Contracts

      Fixed Rate & Fixed Term

Allstate Life Ins. Co.          5505       Sep-03-96   0.18       0.13      4.88%      $ 1,701,089      2.1%
Canada Life Assurance Co.       45798      Jan-04-99   2.51       2.11      5.36         4,095,535      5.0
John Hancock Mutual Life        6258       Jul-01-97   1.00       0.88      7.34         4,669,798      5.7
John Hancock Mutual Life        6406       Oct-15-97   1.29       1.29      6.49         1,253,939      1.5
Metropolitan Life Ins Co.       13678      Feb-01-99   2.59       2.47      5.55         5,593,550      6.8
Metropolitan Life Ins Co.       13852      Oct-01-99   3.25       3.17      7.55         2,268,327      2.8
New York Life Ins. Co.          30334      Apr-03-00   3.76       2.87      6.45         3,170,238      3.9
Sun Life Assoc. Canada(US)      S-0892-G   Oct-01-98   2.25       2.09      5.05       $ 4,550,922      5.5
                                                                  ----      -----      -----------     -----
                                                                  1.98      6.02%      $27,303,397     33.3%

Sub-Total                                                         1.98      6.02%      $27,303,397     33.3%

      Cash & Equivalents

Pittsburgh Nat'l Bank           103575-9   Jul-01-96                 -      5.07%      $ 3,140,758      3.8%
Pittsburgh Nat'l Bank           103573-3   Jul-01-96                 -      5.07               528        -
Pittsburgh Nat'l Bank           103574-1   Jul-01-96                 -      5.07                41        -
                                                                  ----      -----      -----------    ------
Sub-Total                                                            -      5.07%      $ 3,141,327      3.8%
                                                                  ----      -----      -----------    ------

Total Portfolio                                                   2.18      6.06%      $82,094,618    100.0%
                                                                  ====      =====      ===========    ======

--------------------------
* Cost equals market value

                                                KENNAMETAL THRIFT PLAN
                                             EIN 25- 0900168       PN 002
                            Item 27a   Schedule of Assets Held for Investment Purposes

KENNAMETAL INC.
ASSET SUMMARY REPORT AS OF JUNE 28, 1996
CONTRACT NUMBER  3862

                                               BOOK/COST               CURRENT               % OF TOTAL
                                                 VALUE                  VALUE               CURRENT VALUE
                                               ---------               -------              -------------
MARKET VALUE ACCOUNTS:
---------------------

  EQUITY ACCOUNTS
    GROWTH STOCK ACCOUNT (SA#4)              $25,589,334.89           $45,542,814.94

  COMBINED EQUITY ACCOUNTS                   $25,589,334.89           $45,542,814.94            83.1%

  STRATEGIC BALANCED MANAGEMENT ACCOUNT
    STRATEGIC BALANCED MGMT ACCOUNT (SA#10)  $ 7,126,048.58           $ 9,265,215.79

    COMBINED STRATEGIC BALANCED ACCTS        $ 7,126,048.58           $ 9,265,215.79            16.9%

TOTAL MARKET VALUE ACCOUNTS                  $32,715,383.47           $54,808,030.73           100.0%
                                             --------------           --------------           ------

TOTAL ASSETS                                 $32,715,383.47           $54,808,030.73           100.0%
                                             ==============           ==============           ======


                                           KENNAMETAL  THRIFT  PLAN   -   (002)
                                  CHANGE IN ASSETS AVAILABLE FOR PLAN BENEFITS   @ 6/30/96          EIN  25 - 0900168
                                                  BY  INVESTMENT  FUND


                                             FIXED FUND            EQUITY FUND       BALANCED FUND       TOTAL FUNDS
                                            ACCRUAL BASIS         ACCRUAL BASIS      ACCRUAL BASIS       ACCRUAL BASIS
          DESCRIPTION                         @ 6/30/96             @ 6/30/96          @ 6/30/96           @ 6/30/96
          -----------                       --------------        --------------     --------------      ---------------
NET ASSETS AT BEGINNING OF YEAR             $78,808,668.99        $30,746,840.46     $7,265,236.27       $116,820,745.72


CONTRIBUTIONS - EMPLOYER                     $2,079,059.19         $1,352,177.57       $339,156.75         $3,770,393.51

CONTRIBUTIONS - PARTICIPANTS                 $5,608,131.37         $4,022,032.32       $981,881.22        $10,612,044.91


EARNINGS ON INVESTMENTS:
          COMMON/COLLECTIVE TRUSTS           $4,678,501.94                 $0.00             $0.00         $4,678,501.94

          POOLED SEPARATE ACCOUNTS                   $0.00         $7,511,068.32     $1,040,010.64         $8,551,078.96


EXPENSES:
          BENEFIT PAYMENT TO PARTICIPANTS   ($7,037,173.80)       ($2,082,221.73)     ($500,899.60)       ($9,620,295.13)

          ACCOUNTING FEES                      ($16,348.11)           ($7,637.15)       ($1,689.74)          ($25,675.00)

          CONTRACT ADMINISTRATOR FEES          ($50,212.28)          ($22,933.39)       ($5,071.47)          ($78,217.14)

          INVESTMENT ADVISORY & MGT FEES      ($126,650.33)                $0.00             $0.00          ($126,650.33)


TRANSFERS:
          BETWEEN FUNDS                     ($6,161,401.67)        $5,720,457.33       $440,944.34                 $0.00

          FROM OTHER PLANS                       $3,454.00            $51,079.57        $13,739.59            $68,273.16
                                            --------------        --------------     -------------       ---------------
NET ASSETS AT END OF YEAR                   $77,786,029.30        $47,290,863.30     $9,573,308.00       $134,650,200.60
                                            ==============        ==============     =============       ===============

                                      KENNAMETAL INC.
                                       THRIFT PLAN
                                  EIN 25-0900168 PN002

                      Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                            FOR THE YEAR ENDED JUNE 30, 1996

                                        PURCHASES


                                               Cost at         Market Value
                                             Acquisition      at Acquisition
   Date            Description                  Date                Date
   ----            -----------               -----------      --------------

Various   Alliance Capital Management Corp.  $ 21,835,080      $ 21,835,080
          Contract-3862
          (Pooled Separate Accts.)

                                               KENNAMETAL INC.
                                                 THRIFT PLAN
                                            EIN 25-0900168 PN002

                               Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                    FOR THE YEAR ENDED JUNE 30, 1996

                                                 PURCHASES


                                                                               Cost and Current
  Identity of     Description      Number of      Purchase      Selling         Value of Asset     Gain(Loss) on
Party Involved     of Asset       Transactions      Price        Price        on Transaction Date   Transactions
--------------    -----------     ------------   -----------   ------------   -------------------   ------------
PNC Bank         U.S. Treasury         51        $17,444,641              -      $17,444,641             -
                 Obligations            1          9,327,446              -        9,327,446             -
                 Federated Funds       23         25,560,851    $25,560,851       25,560,851             -
                 #59

                 Principle Mutual Life  1             72,704              -           72,704             -
                 Ins. due 8/1/95 7.5%   1         12,267,471     12,267,471       12,267,471             -

                 Transamerica Life &   14          4,302,474              -        4,302,474             -
                 Annuity due
                 11/15/2004 6.38%


                                    SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Act of 1933, the plan administrator of the Kennametal Thrift Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

                                        KENNAMETAL THRIFT PLAN

                                        By:  Kennametal Inc., Trustee



                                        By:  /s/ AMY DOVERSPIKE
                                             ------------------
                                             Plan Administrator